June 3, 2013

VIA EDGAR CORRESPONDENCE

Mr. John Cash

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Kraton Performance Polymers, Inc.

Form 10-K for the year ended December 31, 2012

Filed February 28, 2013

File No. 1-34581

Dear Mr. Cash:

Set forth below is the response of Kraton Performance Polymers, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 24, 2013, with respect to the above referenced Form 10-K filed February 28, 2013 (“2012 10-K”).

For your convenience, we have also included the text of the Staff’s comment in bold, followed by the Company’s response.

In responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Kraton Performance Polymers, Inc.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032

Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

EBITDA, Adjusted EBITDA, Adjusted EBITDA at ECRC and Gross Profit at ECRC, page 37

1.	With a view towards future disclosures, please provide a more robust explanation of how you calculated estimated replacement cost and the spread between estimated replacement cost and FIFO.

Response

In response to the Staff’s comment, the Company will include in the June 30, 2013 Form 10-Q and applicable future filings, a more comprehensive discussion regarding estimated current replacement cost and the spread between estimated current replacement cost and FIFO along the lines of the following:

“Although we report our financial results using the FIFO basis of accounting, as part of our pricing strategy, we measure our business performance using the estimated current replacement cost of our inventory and cost of goods sold. We maintain our perpetual inventory in our global enterprise resource planning system. The carrying value of our inventory is determined using FIFO. At the beginning of each month, we determine the estimated current cost of our raw materials for that particular month, and using the same perpetual inventory system that we use to manage inventory and therefore costs of goods sold under FIFO, we revalue our ending inventory to reflect the total cost of such inventory as if it was valued using the estimated current replacement cost. The result of this revaluation from FIFO creates the spread between FIFO and estimated current replacement costs (ECRC). With inventory valued under FIFO and ECRC, we then have the ability to report cost of goods sold and therefore EBITDA, Adjusted EBITDA, Adjusted EBITDA at ECRC, Gross Profit, and Gross Profit at ECRC under both our FIFO convention and under estimated current replacement cost.”

Please direct any comments or questions regarding this filing to the undersigned at (281) 504-4760.

*    *    *    *    *

Kraton Performance Polymers, Inc.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032

Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

Very truly yours,

/s/ STEPHEN E. TREMBLAY
Stephen E. Tremblay
Chief Financial Officer

cc: Stephen W. Duffy Kraton Performance Polymers, Inc.

Paul F. Perea
Baker Botts L.L.P.

Stephen T. Dabney
KPMG LLP

Kraton Performance Polymers, Inc.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032

Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com